PUBLIC

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
201

15048925

U.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66615 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 East Hector Street, Suite 323
(No. and Street)

| Conshohocken | PA | 19428 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thomton — (626) 356-0200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

| 1500 East Lancaster Avenue | Paoli | PA | 19301 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PUBLIC

# OATH OR AFFIRMATION

I, John Nicholas Baughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
John D. Collins, Notary Public
Springfield Twp., Montgomery County
My Commission Expires Oct. 16, 2016

2-27-2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Report*

*MARKS BAUGHAN SECURITIES LLC*

*December 31, 2014*

**MARKS BAUGHAN SECURITIES LLC**

**Financial Statements**
**For the Year Ended December 31, 2014**

**and**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

## INDEX

# *SIANA CARR O'CONNOR & LYNAM, LLP*

***Certified Public Accountants***

***1500 E. Lancaster Avenue***
***Paoli, PA 19301***

***Phone: 610-296-4200 * Fax: 610-296-3659***
***www.scolcpa.com***


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Marks Baughan Securities LLC

We have audited the accompanying financial statements of Marks Baughan Securities LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Marks Baughan Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Marks Baughan Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and notes to the supplementary schedules on pages 11 - 14 has been subjected to audit procedures performed in conjunction with the audit of Marks Baughan Securities LLC's financial statements. The supplemental information is the responsibility of Marks Baughan Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

**SIANA CARR O'CONNOR & LYNAM, LLP**

Paoli, PA

February 23, 2015

# MARKS BAUGHAN SECURITIES LLC
## Statement of Financial Condition
## December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash | $ 4,956,875 |
| Accounts receivable | 18,121 |
| Property and equipment, net | 82,355 |
| Prepaid expenses | 47,310 |
| Total assets | $ 5,104,661 |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 269,058 |
| Deferred revenue | 1,389 |
| Total liabilities | 270,447 |
| Member's equity | 4,834,214 |
| Total liabilities and member's equity | $ 5,104,661 |

**(The accompanying notes are an integral part of this financial statement.)**

## (1) NATURE OF OPERATIONS

Marks Baughan Securities LLC (the Company) provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Estimates in the preparation of financial statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Accounts receivable***

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectability of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

***Revenue recognition***

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

***Depreciation***

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the year ended December 31, 2014 was $20,149.

***Income taxes***

The Company is a single member LLC. As a single member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return. The Company is no longer subject to US federal and state examinations by tax authorities for 2010 and prior.

## (3) RELATED PARTY TRANSACTIONS

The Managing Member of the Company owns 100% of Marks Baughan & Co., LLC, which owns 40% of Marks Baughan Securities UK, LLP (MBS UK). During 2014, the Company earned revenue of $354,849 from MBS UK for transaction support services related to financial advisory engagements of MBS UK. The amount due at December 31, 2014 in accounts receivable from MBS UK is $15,662 which is for reimbursement of travel related expenses. There is no amount due for transaction support services at December 31, 2014.

## (4) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2014:

| | |
|---|---|
| Computer equipment | $ 49,199 |
| Software | 8,555 |
| Furniture and fixtures | 54,930 |
| Website | 26,575 |
| | 139,259 |
| Less: accumulated depreciation | 56,904 |
| | $ 82,355 |

## (5) COMMITMENTS AND CONTINGENCIES

***Operating Lease***

The Company entered into a 64 month lease commencing June 1, 2013. The first four months of lease payments were abated and payment commenced on October 1, 2013. At December 31, 2014, future minimum lease payments (including those accrued in the amount of $12,322 at December 31, 2014) under the operating lease are as follows:

| | |
|---|---|
| 2015 | $ 41,820 |
| 2016 | 42,859 |
| 2017 | 43,898 |
| 2018 | 33,508 |
| | $ 162,085 |

Rent expense, including operating expenses, real estate taxes and other fees, under the office lease for the year ended December 31, 2014 was $40,558.

## (5) COMMITMENTS AND CONTINGENCIES – (CONTINUED)

***Contingency***

In 2014, the Company filed a FINRA Arbitration Statement of Claim for unpaid contingent fees related to services performed in prior years. The Company is seeking contingent fees of $655,000 while there is a counterclaim that previous fees of $400,000 should be returned. The Company does not believe that the counterclaim has merit. It is premature to forecast the probability of the outcome; however, any amounts ultimately paid or received as a result of the arbitration will be reflected in earnings in the year resolved.

## (6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, the member shall not be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

## (7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2014, the Company had net capital, as defined, of $4,686,428, which was $4,668,398 in excess of its minimum required net capital of $18,030. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2014.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)(i) which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

## (8) EMPLOYEE BENEFIT PLANS

***401(k) plan***

The Company has a 401(k) plan for all of its eligible employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. Contribution expense for employees was $118,940 in 2014.

## (8) EMPLOYEE BENEFIT PLANS - (CONTINTUED)

***Non-qualified deferred compensation plan***

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2014, the deferred compensation contingent commitments are as follows: $320,352 due December 1, 2015 and $162,927 due December 1, 2016.

These amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the year ended December 31, 2014 there was $157,425 of expense incurred under this plan.

## (9) UNCERTAIN TAX POSITIONS

Management has evaluated all tax positions of the Company and has determined that any exposure is limited to certain states in which they have chosen not to file income tax returns. Although there are statutes of limitations for filing tax returns, generally they do not apply to companies that have never filed. Management believes that any amount due for income taxes, inclusive of interest and penalties, for states in which they have not filed, would not be material to the financial statements taken as a whole. As such, no amounts have been accrued for in the accompanying statement of financial condition.

## (10) CONCENTRATIONS

***Concentration of credit risk***

The Company maintains cash at one financial institution which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the uninsured balance was $4,857,688.

For the year ended December 31, 2014, approximately 86% of revenue was derived from two customers.

## (11) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.